FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                        For period ending August 16, 2005

                              GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                             Form 20-F x Form 40-F
                                       --


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --




         Notification of Transactions of Directors, Persons Discharging

                 Managerial Responsibility or Connected Persons


Following an administrative error in the calculation of the notional re-investment of the dividend paid to shareholders on 7 July 2005, which the Company announced on 11 July 2005, the Administrators of the GlaxoSmithKline Performance Share Plan notified the Company and the under-mentioned persons on 15 August 2005 of a change to their notional interests in Ordinary Shares at a price of GBP13.28 per Ordinary Share and Ordinary Share ADRs at a price of $50.03 per ADR.

The correct increase in the notional interests in Ordinary Shares and Ordinary Share ADRs is as follows:


Dr J P Garnier                                      3,126.369    ADRs


Mr J Heslop                                         117.838      Ordinary Shares


Dr T Yamada                                         937.911      ADRs


Mr R Bondy                                          1,193.502    Ordinary Shares


Mr W Calhoun                                        390.797      ADRs


Mr M Dunoyer                                        449.501      Ordinary Shares


Mr R Greig                                          390.797      ADRs


Mr D Phelan                                         601.826      ADRs


Dr D Pulman                                         394.878      Ordinary Shares

                                                    191.711      ADRs


Mr D Stout                                          1,156.757    ADRs


Mr C Viehbacher                                     601.826      ADRs


Mr A Witty                                          1,051.346    Ordinary Shares


Mrs J Younger                                       271.25       Ordinary Shares


Mr J Ziegler                                        601.826      ADRs


The notional dividends accrued will be paid out in proportion to the percentage of participants' Performance Share Plan holdings that vest following the end of the relevant three year measurement period.

This notification relates to a transaction notified in accordance with Disclosure Rules 3.1.4R(1)(a) and 3.1.4R(1)(b) and replaces RNS Announcement 7589O released on 11 July 2005.


S M Bicknell
Company Secretary

16 August 2005


SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: August 16, 2005                                     By: VICTORIA LLEWELLYN
                                                              ------------------
                                                              Victoria Llewellyn
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc